January 17, 1997

VIA FACSIMILE AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

     Attention: Mr. Alonzo Llorens

     RE:  ECO SOIL SYSTEMS, INC.
          REGISTRATION STATEMENT ON FORM 8-A
          FILE NO. 333-15883

Ladies and Gentlemen:

     The undersigned, on behalf of Eco Soil Systems, Inc. (the "Company"), in accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, hereby requests withdrawal of the Registration Statement on Form 8-A filed by the Company on January 13, 1997. The filing incorrectly registered the Common Stock of the Company under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). A corrective filing on Form 8-A, registering the Company's Common Stock under section 12(g) of the Exchange Act, was filed by the Company on January 14, 1997. If you have any questions, please call me at (619) 675-1660 or Arthur Nielsen, the Company's counsel on this matter, at (612) 343-8217.

                                             Eco Soil Systems, Inc.



                                             By:  Jeffrey A. Johnson
                                                  President